ATTORNEYS & COUNSELORS
112 East Pecan Street, Suite 2100                   Steven R. Jacobs
San Antonio, TX  78205                              (210) 978-7727 (Direct Dial)
(210) 978-7700, Fax  (210) 978-7790                 (210) 242-4560 (Direct Fax)
www.jw.com                                          sjacoba@jw.com

                             Jackson Walker L.L.P.


                                 April 11, 2006


United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-7010
Attention:  Jill S. Davis
            Jennifer Goeken


         Re:      Abraxas Petroleum Corporation
                  Item 4.02 Form 8-K; Filed March 22, 2006; File No. 0-19118

Dear Ms. Davis and Ms. Goeken:

     We are writing on behalf of our client, Abraxas Petroleum Corporation, in response to the Staff's comment letter dated March 23, 2006. We appreciate the Staff's timely review of Abraxas' Form 8-K Report filed March 22, 2006 and early expression of its concerns in respect of such filing. For purposes of convenience, we have repeated the Staff's comments and set forth Abraxas' responses below the comment to which they relate:

     Staff Comment #1. We note your statement that the "error related to the other comprehensive income account of Grey Wolf related to foreign currency transaction at the time of the disposition in February 2005." Please expand your disclosure to more clearly explain the nature and cause of the error and confirm that you will provide like disclosure in the filings that you have indicated you will amend.

         Abraxas Response: During the first quarter of 2005, the Company disposed of its wholly-owned Canadian subsidiary, Grey Wolf Exploration Inc. ("GW"), through a public offering in Canada of GW shares. Prior to the sale, the retained earnings and other comprehensive income ("OCI") equity accounts of GW were included in Abraxas consolidated stockholders' equity under "Accumulated Deficit."

         As originally reported in Abraxas' Form 10-Q for the quarter ended March 31, 2005, OCI was credited directly to retained earnings and was not included in income from discontinued operations as a component of the gain. As a result, Abraxas' income from discontinued operations for the quarter was reported as $10.7 million and its consolidated net income as $9.2 million. In addition, at March 31, 2005, stockholders' equity (deficit) was ($43.4 million). As a result of the restatement referenced in the subject Form 8-K Report, income from discontinued operations for the quarter ended March 31, 2005 increased to $12.9 million and net income increased to $11.4 million. Stockholders' equity was unchanged.
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United States Securities
and Exchange Commission
April 11, 2006
Page 2
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         The error was due to a mistake  resulting  from the  complex  nature of accounting for the sale of a foreign subsidiary and recognition of accumulated OCI on both Abraxas' and GW's books. Abraxas did not make any disclosure regarding this error because it was corrected immediately in connection with the preparation of Abraxas' audited financial statements for the year ended December 31, 2005 and all adjustments were recorded.

         Abraxas will amend Item 4.02 of the above-referenced Form 8-K Report to disclose the nature of the error as described in this response. Abraxas believes that no further disclosure is necessary in the amendments it filed on March 30, 2006 to its Form 10-Q Reports for the quarters ended March 31, June 30 and September 30, 2005.

     Staff Comment #2. Please explain what you mean by your statement under Item
2.02 that "The change in accounting treatment resulted in an increase of $2.2 million in income from discontinued operations."

         Abraxas Response: As described in Note 10 of Notes to Consolidated Financial Statements for the year ended December 31, 2005 in the Company's annual report on Form 10-K filed on March 22, 2006, the change in accounting treatment was a correction of an error related to the calculation of the gain on the sale of GW. This correction resulted in an increase of $2.2 million in income from discontinued operations, but no change in stockholders' equity, as explained in Response #1 above.

     Staff Comment #3. Please tell us how and when you plan to file restated quarterly financial statements.

         Abraxas Response: On March 30, 2006, Abraxas filed amended Form 10-Q Reports for the quarters ended March 31, June 30 and September 30, 2005 containing restated quarterly financial statements for the subject periods.

     Staff Comment #4. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 in light of the error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year ended December 31, 2005.

         Abraxas Response: Disclosure controls are defined in Rules 13a-15 and 15d-15 promulgated under the Securities Exchange Act of 1934 as controls and other procedures that are designed to ensure that the information required to be disclosed in periodic filings is recorded, processed,
     summarized  and  reported   within  the  time  periods   specified  in  the

United States Securities
and Exchange Commission
April 11, 2006
Page 3
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     Commissions'  forms and rules.  These  rules  also  state  that  disclosure
     controls  and  procedures  include,   without   limitation,   controls  and
     procedures designed to ensure that information  required to be disclosed is
     accumulated  and  communicated  to  management,   including  the  principal
     executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

         Abraxas' certifying officers have reconsidered the effect on the adequacy of its disclosure controls and procedures for the periods indicated and continue to believe that such controls and procedures were adequate. As stated in response #1, the error was the result of crediting OCI directly to retained earnings and not as the result of an inability to record, process, summarize and report information. In Release No. 33-8238 dated June 5, 2003, the Staff stated that disclosure controls and procedures include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. The Staff also stated in that Release that internal controls include those policies and procedures which provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. It is important to note that Abraxas' auditors, BDO Seidman, have not reported any material control weaknesses to Abraxas and delivered their Attestation Report on Internal Control Over Financial Reporting (the "404 Report") stating that management's assessment that Abraxas maintained an effective internal control over financial reporting as of December 31, 2005 is fairly stated.

         Given that the sale of GW was recorded as necessary to permit the preparation of financial statements (albeit with an error), that Abraxas' independent auditors issued a 404 Report without material weakness and that this particular item was an "internal controls" item which controls are, in turn, a subset of "disclosure controls," the CEO and CFO have determined that, notwithstanding this error, as of the end of each of the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and as of the end of fiscal 2005, that Abraxas' disclosure controls were adequate.

         Abraxas has acknowledged to us, and has authorized us to communicate to the Staff, Abraxas' acknowledgement, that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;


     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities
and Exchange Commission
April 11, 2006
Page 4
--------------------------

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please feel free to contact the undersigned at (210) 978-7727 or Chris Williford, Abraxas' CFO, at (210) 757-9860, should you have any questions or wish to request additional information regarding this matter.

                              Very truly yours,



                              Steven R. Jacobs

SRJ:mdw

cc: Chris E. Williford